FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-261010
January 12, 2022

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ALGONQUIN POWER & UTILITIES CORP.

US$750,000,000
4.750% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-B due January 18, 2082
Preferred Shares Issuable Upon Automatic Conversion

Issuer:	Algonquin Power & Utilities Corp. (“Algonquin” or the “Company”)

Security Type:	Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-B of the Company due January 18, 2082 (the “Notes”)

Expected Ratings (S&P/Fitch)*:	BB+ (Negative) / BB+ (Stable)

Pricing Date:	January 12, 2022

Settlement Date**:	January 18, 2022 (T+3)

Maturity Date:	January 18, 2082

Principal Amount of Notes:	US$750,000,000

Denominations:	Minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof

Price to Public:	100.00%

Use of Proceeds:
The Company expects that the net proceeds of this offering and the net proceeds of the Concurrent Canadian Offering (as defined below) will be used to partially finance the Company’s acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Kentucky Power Acquisition”), provided that, in the short-term, prior to the closing of the Kentucky Power Acquisition, the Company expects to use such net proceeds to reduce amounts outstanding under existing credit facilities of the Company and its subsidiaries.

While the Company intends to use the net proceeds as set out above, the offering is not conditional upon the closing of the Kentucky Power Acquisition and management of the Company will have discretion concerning the use of proceeds of the offering as well as the timing of such expenditures. See “Risk Factors” in the Company’s Preliminary Prospectus Supplement dated January 10, 2022.

Interest Payment Dates:
The Company will pay interest on the Notes semi-annually in arrears on January 18 and July 18 of each year during which the Notes are outstanding until the Maturity Date (each such semi-annual date, an “Interest Payment Date”), commencing on July 18, 2022.

Interest:
The Notes will bear interest from, and including, the issue date to, but excluding, April 18, 2027 at a rate of 4.750% per annum.  On April 18, 2027 and on every fifth anniversary of such date thereafter (each such date an “Interest Reset Date”), the interest rate on the Notes shall be reset, and the Notes will bear interest at a rate per annum equal to the Five-Year U.S. Treasury Rate on the Business Day immediately preceding such Interest Reset Date (each, an “Interest Rate Calculation Date”) plus, (i) for the period from, and including, April 18, 2027 to, but excluding, April 18, 2032, 3.249%, (ii) for the period from, and including, April 18, 2032 to, but excluding, April 18, 2052, 3.499% and (iii) for the period from, and including, April 18, 2052 to, but excluding, the Maturity Date, 4.249%, in each case, to be reset on each Interest Reset Date.

Optional Deferral:
So long as no event of default has occurred and is continuing, the Company may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years.

Dividend Stopper Undertaking:
Unless the Company has paid all accrued and unpaid interest on the Notes, subject to certain exceptions, the Company will not (i) declare any dividends on the Dividend Restricted Shares or pay any interest on any Parity Notes, (ii) redeem, purchase or otherwise retire Dividend Restricted Shares or Parity Notes, or (iii) make any payment to holders of any of the Dividend Restricted Shares or any Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively.

“Dividend Restricted Shares” means, collectively, the preferred shares of the Company (including the Conversion Preferred Shares) and the Common Shares.

“Parity Notes” means any class or series of the Company’s indebtedness currently outstanding or hereafter created which ranks on a parity with the Notes (prior to any Automatic Conversion) as to distributions upon liquidation, dissolution or winding-up (including the Company’s 6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A due October 17, 2078 and the Company’s 6.20% Fixed-to-Floating Subordinated Notes – Series 2019-A due July 1, 2079).

Day Count Convention:	360-day year consisting of twelve 30-day months.

Business Day:
A day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York or Toronto, Ontario are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Trustee’s corporate trust office is closed for business.

Redemption Right:
The Company may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the holders, redeem the Notes, in whole at any time or in part from time to time and upon such conditions as may be specified in the applicable notice of redemption, on any date during a Par Call Period (as defined below) at a redemption price equal to 100% of the principal amount of the Notes redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

A “Par Call Period” means the period from, and including, the January 18 immediately preceding an Interest Reset Date to, and including, that particular Interest Reset Date.

At any time not during a Par Call Period, the Company may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the holders, redeem the Notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100.00% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (not including any portion of such payments of interest accrued as of the date fixed for redemption) that would be due if the Notes matured on the first day of the next succeeding Par Call Period, discounted to the date fixed for redemption (assuming a 360-day year comprising twelve 30-day months) at the Treasury Rate plus 50 basis points and on a semi-annual basis; plus, in each case, accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

In the event that the Company redeems or purchases any of the Notes, the Company intends (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by the Company from new issuances during the period commencing on the 360th calendar day prior to the date of such redemption or purchase of securities which are assigned by S&P at the time of sale or issuance, an aggregate equity credit that is equal to or greater than the equity credit assigned to the Notes to be redeemed or purchased (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Notes), unless the Notes are redeemed pursuant to a Rating Event (to the extent it is triggered by a change of methodology at S&P), or a Tax Event.

Redemption on Tax Event or Rating Event:
After the occurrence of a Tax Event, the Company may, at its option, redeem all (but not less than all) of the Notes. The redemption price per US$1,000 principal amount of Notes will be equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

At any time within 120 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of the Notes. The redemption price per US$1,000 principal amount of Notes will be equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the date fixed for redemption.

For greater clarity, notwithstanding the occurrence of a Tax Event or Rating Event, the Company shall continue to have the option to redeem the Notes in accordance with its optional redemption right described above.

Automatic Conversion:
The Notes, including accrued and unpaid interest thereon (including deferred interest), will be converted automatically (the “Automatic Conversion”), without the consent of the holders thereof, into shares of a newly issued series of preferred shares of the Company (the “Conversion Preferred Shares”) upon the occurrence of: (i) the making by the Company of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by the Company seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Company is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Company or any substantial part of its property and assets in circumstances where the Company is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Company or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where the Company is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against the Company seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where the Company is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Company or any substantial part of its property and assets in circumstances where the Company is adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Company or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets) (each, an “Automatic Conversion Event”).

The Automatic Conversion shall occur upon an Automatic Conversion Event (the “Conversion Time”).  As of the Conversion Time, the Notes shall be automatically converted, without the consent of the holders of the Notes, into a newly issued series of fully-paid Conversion Preferred Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of the Company shall automatically cease.  At the Conversion Time, holders of the Notes will receive one Conversion Preferred Share for each US$1,000 principal amount of Notes previously held together with the number of Conversion Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by US$1,000.

Subordination:
The Notes will be direct unsecured subordinated obligations of the Company. The payment of principal and interest on the Notes will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of the Company’s subsidiaries.

“Senior Indebtedness” means obligations (other than non-recourse obligations, debt securities (including the Notes) issued under the Indenture or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Company for borrowed money or evidenced by bonds, debentures or notes or obligations of the Company for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness or obligation.  As of September 30, 2021, the Company’s Senior Indebtedness (excluding undrawn letters of credit) totaled approximately US$1.17 billion.

Concurrent Canadian Offering:
Concurrently with this offering, the Company is also offering (the “Concurrent Canadian Offering”) C$400,000,000 aggregate principal amount of 5.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-A due January 18, 2082.

CUSIP / ISIN:	CUSIP: 015857 AH8 ISIN: US015857AH86

Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC

Capitalized terms used and not defined herein have the meanings assigned in the Company’s Preliminary Prospectus Supplement dated January 10, 2022.

* Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this communication, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

The Company has not and does not intend to qualify the distribution of the Notes in Canada pursuant to a prospectus.

The Company has filed a registration statement (including a short form base shelf prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the short form base shelf prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Company, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322; or Wells Fargo Securities, LLC at 1-800-645-3751.

An investment in the Notes is subject to certain risks. Prospective purchasers should therefore carefully consider the disclosure with respect to the Company included and incorporated by reference in the Company’s final base shelf prospectus, preliminary prospectus supplement, any other applicable shelf prospectus supplement and any amendment.

Owning the Notes may subject you to tax consequences in both in the United States and Canada. Such consequences may not be described fully in the Company’s final base shelf prospectus, preliminary prospectus supplement, any other applicable shelf prospectus supplement and any amendment. Purchasers of the Notes should read the tax discussion contained in the Company’s final base shelf prospectus, preliminary prospectus supplement, any other applicable shelf prospectus supplement and any amendment.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a portion of the assets of the Company and said persons are located outside the United States.

This offering of Notes is being made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare the prospectus in accordance with Canadian disclosure requirements. Purchasers of the Notes should be aware that such requirements are different from those of the United States.

Neither the U.S. Securities and Exchange Commission nor any state or Canadian securities regulator has approved or disapproved the Notes or determined if the Company’s final base shelf prospectus, preliminary prospectus supplement or any other applicable shelf prospectus supplement to be filed in connection with the offering of Notes is truthful or complete. Any representation to the contrary is a criminal offence.

The Notes will not be listed or posted for trading on any securities exchange. Accordingly, there will be no market through which the Notes may be sold and purchasers may not be able to resell securities purchased under the prospectus. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation.

Not for retail investors in the EEA. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.